STRADLEY RONON
ATTORNEYS AT LAW

40-33

04021994

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone (215) 564-8000
Fax (215) 564-8120

Michael D. Mabry
MMabry@stradley.com
215-564-8011

April 2, 2004

PROCESSED
APR 05 2004
THOMSON FINANCIAL

BY HAND DELIVERY

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

2

RE: PBHG Funds (1940 Act No. 811-04391)
Filing Pursuant to Section 33(A) of the Investment Company Act of 1940, as amended, (the "1940 Act")

Ladies and Gentleman:

Enclosed on behalf of the above-referenced registrant are two (2) private litigation complaints filed pursuant to Section 33(A) of the 1940 Act. The first private litigation complaint is in the matter of Cohen v. Pilgrim Baxter & Associates, Ltd., et al. and was filed in the U.S. District Court for the Eastern District of Pennsylvania on March 5, 2004. The second private litigation complaint is in the matter of Simpkins v. Pilgrim Baxter & Associates, Ltd., et al. filed in the U.S. District Court for the Eastern District of Pennsylvania on March 5, 2004. The claims are derivative and name PBHG Funds as nominal defendants.

If you have any questions, please contact me at the number above.

Sincerely,

Michael D. Mabry

Enc.
cc: Randolph S. Koch
Division of Investment Management
John M. Zerr, Esquire (w/o enclosures)
William H. Rheiner (w/o enclosures)

$150.00

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF PENNSYLVANIA

JAMES COHEN, derivatively on behalf of PILGRIM BAXTER FUNDS, Plaintiff, v. PILGRIM BAXTER & ASSOCIATES, GARY L. PILGRIM, HAROLD J. BAXTER, APPALACHIAN TRAILS, WALL STREET DISCOUNT CORPORATION and ALAN LEDERFEIND, Defendants, and PILGRIM BAXTER FUNDS, Nominal Defendants.	CIVIL ACTION NO. 04cv983 JURY TRIAL DEMANDED FILED MAR - 5 2004 MICHAEL E. KUNZ, Clerk By ____ Dep. Clerk

DERIVATIVE COMPLAINT

Plaintiff James Cohen, derivatively on behalf of the Pilgrim Baxter Funds[1], hereby complains against the defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43, and pursuant to 28 U.S.C. § 1331, as the action arises under the laws of the United States.

[1] The "Pilgrim Baxter Funds" include PBHG Small Cap Fund and PBHG Large Cap Growth Funds.

2. This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claim asserted herein, as it is part of the same case or controversy as the Investment Company Act claim.

3. Venue is proper in this judicial district because some or all of the defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district. In addition, the defendants maintain headquarters in this judicial district.

4. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

5. Plaintiff James Cohen is a holder of shares of the PBHG Small Cap Fund.

6. Defendant Pilgrim Baxter & Associates ("Pilgrim Baxter") is a Delaware corporation with its headquarters in Wayne, Pennsylvania. Pilgrim Baxter, the investment management company of Pilgrim Baxter Funds ("PBHG Funds"), was founded in 1982 by defendants Pilgrim and Baxter. In 2000, Pilgrim Baxter was purchased by London-listed Old Mutual, plc, an international, an international financial services group based in London.

7. Defendant Gary L. Pilgrim ("Pilgrim"), one of the founders of PBHG Funds and Pilgrim Baxter & Associates, was, until November 13, 2003, President, Chief Investment Officer and Director of Pilgrim Baxter, and President of the PBHG Funds.

8. Defendant Harold J. Baxter ("Baxter"), one of the founders of PBHG Funds and Pilgrim Baxter & Associates, was, until November 13, 2003, CEO and Chairman of Pilgrim Baxter and Chairman and Trustee of the PBHG Funds and the PBHG Insurance Series Fund.

9. Defendant Pilgrim Baxter, together with individual defendants Pilgrim and Baxter, are sometimes referred to herein as the "Pilgrim Baxter Defendants".

10. Defendant Appalachian Trails is an Avon, Connecticut hedge fund started in 1995 by defendant Pilgrim and his wife. Pilgrim improperly permitted and encouraged Appalachian Trails to engage in times trading in PBHG Funds.

11. Defendant Alan Lederfeind, head of defendant Wall Street Discount Corporation and a friend of defendant Baxter actively participated in timed trading in PBHG Funds.

12. Nominal defendant PBHG Funds, consisting of PBHG Small Cap Fund and PBHG Large Cap Growth Fund, are registered under the Investment Company Act as no load, open-end management investment companies. The nominal defendant is a Delaware corporation with its principal place of business in Wayne, Pennsylvania. The Boards/Trustees of the PBHG Funds consist of the same individuals.

PRELIMINARY STATEMENT

13. This derivative action is brought to recover damages for injuries to the PBHG Funds and indirectly to their shareholders, caused by the defendants' unlawful trading activities in the funds.

14. Like all other mutual funds, PBHG Funds' shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the funds manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are

priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," has been required by law since 1968.

15. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares <u>after</u> 4:00 p.m. at the day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the effected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

16. The effect of late trading is to reduce the amount of revenue paid to the mutual fund for the late trader's shares. Because his purchases were placed after 4:00 p.m. on the first day, the late trader should have been charged the second day's higher price for the shares. Instead, he paid the lower amount to the mutual fund and kept the difference as his individual profit. The late trader's profit is revenue withheld from the mutual fund.

17. Another manipulative practice used to exploit forward pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares designed to exploit the effect of forward pricing. One timing scheme is "time zone arbitrage," which seeks to take advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do

not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect them and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

18. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

19. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of forward pricing.

20. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would

be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

FACTUAL BACKGROUND

21. On November 21, 2003, the Securities and Exchange Commission ("SEC") filed accusations of fraud against Gary L. Pilgrim and Harold J. Baxter, the founders of Pilgrim Baxter and the PBHG Funds, saying the men allowed two investors to trade billions of dollars in and out of their mutual funds even as they discouraged others from such trading and acknowledged that it caused harm.

22. The trading generated millions of dollars in profit for those investors and the two founders at the expense of the funds' shareholders, according to complaints filed by the Securities and Exchange Commission and the New York attorney general, Eliot Spitzer. Though the outlines of the trading were disclosed when Pilgrim and Baxter stepped down from their fund posts, the regulators' complaints include much more serious accusations about the extent of the activity and its drain on fund shareholders.

23. The November 21, 2003 accusations come on the heels of similar revelations concerning Richard Strong, another prominent fund executive who personally traded in and out of funds managed by his firm, Strong Capital.

24. The trading in the Strong and PBHG mutual funds "is the type of behavior we find most egregious," said Mr. Spitzer, who is spearheading the widening investigation of the mutual fund industry, in an interview yesterday. "Very senior people are violating their duty to shareholders."

25. Many people long involved with the industry said they were disturbed by accusations that such well-regarded executives saw nothing wrong with profiting at the expense of their investors. "I'm just so appalled and so disappointed that people who are so wealthy and in a fiduciary role would allow themselves to 'nickel and dime' people," said Robert Markman, a money manager who uses mutual funds.

26. Pilgrim, who became one of the best-known mutual fund managers in the 1990's invested in a hedge fund that traded rapidly in PBHG's mutual funds from early 2000 through 2001, generating nearly $4 million in profit for him, according to the S.E.C. complaint, Pilgrim, is the first mutual fund executive to be named in a suit by Mr. Spitzer.

27. Baxter allowed a brokerage firm run by a close friend to trade in and out of PBHG's funds for short-term gain and shared with that investor some information about the funds' portfolios that was not available to the public, regulators said.

28. Regulators are seeking management fees earned by the company during the period of the rapid trading, estimated to total $250 million, as well as millions of dollars of profit from improper trading.

29. "Gary Pilgrim and Harold Baxter failed to uphold their end of the bargain with the mutual fund investors who entrusted them with their hard-earned savings," Stephen M. Cutler, the director of enforcement for the SEC, said in a statement.

30. Regulators also named Pilgrim Baxter & Associates, the management company founded by the two executives, in their complaint. The two resigned on November 13, 2003 and are no longer associated with the company or its funds, said David J. Bullock, the new chief executive, in a statement.

31. While the rapid trading in and out of the funds, known as market timing, had long been tolerated, Pilgrim Baxter purported to crack down on the practice in 1998, developing a policy which supposedly restricted such trading after fund managers complained about the disruption it caused.

32. The policy was ignored, however, said regulators, and some market timers were allowed to continue trading. Two of the favored investors had strong ties to the two fund executives, say regulators, and were among the main beneficiaries of the practice. Most of the trading occurred within the PBHG Growth Fund, PBHG's largest fund, which was managed by Pilgrim, regulators said.

33. Even Pilgrim would later say this trading hurt fund shareholders, according to the attorney general's complaint. "I think timers are a loser for our shareholders," he said in an e-mail. "I would give them the boot period." Nevertheless, in practice, Pilgrim encouraged and permitted timing trades by entities related to him personally.

34. One of the investors was Appalachian Trails, an Avon, Conn., hedge fund started in 1995 by Pilgrim, his wife, and two other people, according to the attorney general's complaint. Although the hedge fund initially promised not to trade in any of PBHG's funds, it received permission from Pilgrim and Baxter to market time the group's own funds in 2000, said the SEC, although the fund directors were not informed.

35. The trading was intense. From March 2000 though December 2001, Appalachian made more than 90 exchanges in and out of Pilgrim's growth fund, according to regulators, which directly violated the firm's policies that supposedly allowed only four exchanges a year. The total trading volume exceeded $3 billion, according to regulators.

36. While ordinary investors in Pilgrim's fund lost money, Appalachian earned $13 million from trading in the PBHG funds in this period, with $4 million of that amount going to Pilgrim, regulators said.,

37. The manager of Appalachian, Michael Christiani, did not return calls or respond to an e-mail message seeking comment on November 20, 2003, according to newspaper reports.

38. Another exception was made for clients of the Wall Street Discount Corporation, a discount brokerage company in New York run by Alan Lederfeind, described in the attorney general's complaint as "a close personal friend" of Baxter. At that point, clients of Lederfeind accounted for $35 million out of $55 million in assets invested in PBHG's funds by market timers, the memo said.

39. Regulators said Baxter shared information not available to the public about the stocks held in the funds' portfolios. Baxter "deliberately and repeatedly" provided Lederfeind with a list of the securities held by PBHG, the SEC said. That helped the brokerage firm's customers to hedge their market timing trades, the complaint said.

40. Both Pilgrim and Baxter benefitted from this arrangement because any assets invested in the funds would generate larger management fees, which they shared, regulators said. Mr. Lederfeind introduced at least one of his customers to Baxter, and suggested he invest in a fund being started by PBHG, the attorney general said.

41. By summer 2001, the company apparently stepped up its efforts to stop rapid trading in PBHG's funds. Pilgrim and Baxter, however, "specifically exempted" the two clients, according to the SEC, although trading by the two customers stopped by the end of 2001. The next year, Appalachian lost nearly 21 percent, according to the U.S. Offshore Funds Directory.

42. The initial reports about Pilgrim's involvement in the hedge fund were made public only after Pilgrim Baxter received inquiries from regulators as part of the wider inquiry that began in recent months.

43. "What this says is they did not perceive it to be a problem or they didn't think they would get caught," said A. Michael Lipper, who has long been involved with tracking funds.

44. The profits from the hedge fund would have clearly come at the expense of the mutual funds, said Don Phillips, an executive with Morningstar, the mutual fund research group. "You must know there's a potential detriment to other shareholders," he said. "At heart they didn't see it as inappropriate behavior."

45. Some of the motivation was the management fees these arrangements generated, particularly since in return for allowing the rapid trading, some customers may have promised to never move long-term money or "sticky assets". The fund company's parent, United Assets Management, was also sold during the time and could have received a higher price because of their additional assets.

46. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is a separate company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are usually employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each mutual fund and its investors.

47. At all relevant times, Pilgrim Baxter managed the PBHG Funds and controlled and was responsible for the day-to-day operation of the PBHG Funds.

48. Management companies make their profit from fees they charge the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. Timers frequently offer managers more assets in exchange for the right to time. Fund managers, such as Pilgrim Baxter, have succumbed to the temptation and allowed innocent investors in targeted funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees and other illicit payments or benefits.

49. Fund managers typically have the power simply to reject timed purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In additional, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund mangers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

DEMAND EXCUSED ALLEGATIONS

50. The plaintiff has not made demand upon the trustees of the PBHG Funds to bring an action against Pilgrim Baxter and any other culpable parties to remedy such wrongdoing.

51. Demand upon the trustees is excused because no such demand is required for the plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a–35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to Pilgrim Baxter.

52. Demand upon the trustees is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

53. Demand upon the trustees is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of Pilgrim Baxter and its directors and officers, who manage and control the day-to-day affairs of the PBHG Funds. Defendant Pilgrim was, until November 13, 2003, the President of PBHG Funds. Defendant Baxter was, until November 13, 2003, Chairman and Trustee of the PBHG Funds and the PBHG Insurance Series Fund.

54. Demand upon the trustees is also excused because the trustees of the PBHG Funds are all hand-picked by Pilgrim Baxter management, and thus owe their positions as well as their loyalties solely to Pilgrim Baxter management and lack sufficient independence to exercise business judgment. Because the trustees oversee all of the PBHG Funds, the trustees derive substantial revenue and other benefits for their services.

55. Finally, demand upon the trustees is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the Attorney General of the State of New York for some time. Consequently, Pilgrim Baxter already has been informed of the wrongdoing alleged herein and has failed and refused to take appropriate action to recover damages for the PBHG Funds. No shareholder demand could or would prompt the directors to take action if the New York Attorney General's investigation did not.

COUNT I

Violation Of Section 36 Of The Investment Company Act
(Against the Pilgrim Baxter Defendants)

56. Plaintiff incorporates by reference all paragraphs above as if set forth herein at length.

57. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

58. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

59. Under the Investment Company Act, each of the Pilgrim Baxter defendants owed to the PBHG Funds and their shareholders the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the PBHG Funds and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto.

60. As alleged above, each Pilgrim Baxter defendant breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the PBHG Funds or their shareholders.

61. By agreeing and/or conspiring with defendants Appalachian Trails, Alan Lederfeind and Wall Street Discount Corporation to permit and/or encourage Appalachian Trials, Alan

Lederfeind and Wall Street Discount Corporation to time the PBHG Funds, the Pilgrim Baxter defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the PBHG Funds and their shareholders.

62. By virtue of the foregoing, the defendants have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

63. As a direct and proximate result of the Pilgrim Baxter defendants' wrongful conduct, the assets and value (including the NAV) of the PBHG Funds have been reduced and diminished and the corporate assets of the PBHG Funds have been wasted.

COUNT II

Common Law Breach Of Fiduciary Duty
(Against the Pilgrim Baxter Defendants)

64. Plaintiff incorporates by reference all paragraphs above as if set forth herein at length.

65. Each of the defendants owed to the PBHG Funds and their shareholders the duty to exercise due care and diligence in the management and administration of the affairs of the fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, defendants owed a duty to the PBHG Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

66. To discharge those duties, the defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the PBHG Funds.

67. As alleged above, each defendant breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the timing schemes of Appalachian Trails, Alan Lederfeind and Wall Street Discount Corporation.

68. As alleged above, each defendant also breached his or its fiduciary duty to preserve and not to waste the assets of the PBHG Funds by permitting or incurring excess charges and expenses to the funds in connection with the timing schemes of Appalachian Trails, Alan Lederfeind and Wall Street Discount Corporation.

69. Defendants Appalachian Trails, Alan Lederfeind and Wall Street Discount Corporation, with full knowledge of the Pilgrim Baxter defendants' fiduciary duty to the PBHG Funds and their shareholders, and with full knowledge of the negative impact of their wrongdoing upon the assets of the PBHG Funds, conspired with and induced the Pilgrim Baxter defendants to participate in the timing scheme alleged herein and to breach their fiduciary duties to the PBHG Funds' shareholders by doing so.

70. By agreeing and/or conspiring with Appalachian Trails, Alan Lederfeind and Wall Street Discount Corporation to permit and/or encourage Appalachian Trails, Alan Lederfeind and Wall Street Discount Corporation to engage in timing, the Pilgrim Baxter defendants placed their own self-interest in maximizing their fees, compensation, and other payments over the interest of the PBHG Funds and its shareholders.

71. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the PBHG Funds have been reduced and diminished and the corporate assets of the PBHG Funds have been wasted.

WHEREFORE, plaintiff demands judgment against the Pilgrim Baxter defendants jointly, severally, or individually, as follows:

A. removing the current trustees of the PBHG Funds and replacing them with independent trustees;

B. awarding damages to the PBHG Funds against all defendants for all damages sustained as a result of defendants' wrongdoing, in amounts to be proven at trial, together with interest thereon;

C. awarding plaintiff his reasonable costs and expenses incurred in bringing this action, including attorneys' and experts' fees; and

D. such other and further relief as this Court may seem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury on all Counts so triable.

Dated: West Chester, Pennsylvania,
March 5, 2004

LAW OFFICE OF CHRISTOPHER G. HAYES

By: ______________________

Christopher G. Hayes
115 East Chestnut Street, 2nd Floor
West Chester, Pennsylvania 19380
Telephone: (610) 431-9505
Facsimile: (620) 431-1269
Atty. # 57253

FARUQI & FARUQI, LLP
Nadeem Faruqi
Shane Rowley
Antonio Vozzolo
David Leventhal
320 East 39th Street
New York, New York 10016
Telephone: (212) 983-9330
Facsimile: (212) 983-9331

ROBBINS UMEDA & FINK, LLP
Brian I. Robbins
Jeffrey P. Fink
1010 Second Avenue, Suite 2360
San Diego, CA 92101
Telephone: (619) 525-3990

Attorneys for Plaintiff

VERIFICATION

James Cohen states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

James Cohen

03/02/04
Date

150.00

1

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF PENNSYLVANIA

KATHERINE SIMPKINS, derivatively on behalf of PILGRIM BAXTER FUNDS, Plaintiff, v. PILGRIM BAXTER & ASSOCIATES, GARY L. PILGRIM, HAROLD J. BAXTER, APPALACHIAN TRAILS, WALL STREET DISCOUNT CORPORATION and ALAN LEDERFEIND, Defendants, and PILGRIM BAXTER FUNDS, Nominal Defendants.	CIVIL ACTION NO. 04cv984 JURY TRIAL DEMANDED FILED MAR - 5 2004 MICHAEL E. KUNZ, Clerk By ______ Dep. Clerk

DERIVATIVE COMPLAINT

Plaintiff Katherine Simpkins, derivatively on behalf of the Pilgrim Baxter Funds[1], hereby complains against the defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43, and pursuant to 28 U.S.C. § 1331, as the action arises under the laws of the United States.

[1] The "Pilgrim Baxter Funds" include PBHG Small Cap Fund and PBHG Large Cap Growth Funds.

S

2. This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claim asserted herein, as it is part of the same case or controversy as the Investment Company Act claim.

3. Venue is proper in this judicial district because some or all of the defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district. In addition, the defendants maintain headquarters in this judicial district.

4. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

5. Plaintiff Katherine Simpkins is a holder of shares of the PBHG Large Cap Growth Fund.

6. Defendant Pilgrim Baxter & Associates ("Pilgrim Baxter") is a Delaware corporation with its headquarters in Wayne, Pennsylvania. Pilgrim Baxter, the investment management company of Pilgrim Baxter Funds ("PBHG Funds"), was founded in 1982 by defendants Pilgrim and Baxter. In 2000, Pilgrim Baxter was purchased by London-listed Old Mutual, plc, an international, an international financial services group based in London.

7. Defendant Gary L. Pilgrim ("Pilgrim"), one of the founders of PBHG Funds and Pilgrim Baxter & Associates, was, until November 13, 2003, President, Chief Investment Officer and Director of Pilgrim Baxter, and President of the PBHG Funds.

8. Defendant Harold J. Baxter ("Baxter"), one of the founders of PBHG Funds and Pilgrim Baxter & Associates, was, until November 13, 2003, CEO and Chairman of Pilgrim Baxter and Chairman and Trustee of the PBHG Funds and the PBHG Insurance Series Fund.

9. Defendant Pilgrim Baxter, together with individual defendants Pilgrim and Baxter, are sometimes referred to herein as the "Pilgrim Baxter Defendants".

10. Defendant Appalachian Trails is an Avon, Connecticut hedge fund started in 1995 by defendant Pilgrim and his wife. Pilgrim improperly permitted and encouraged Appalachian Trails to engage in times trading in PBHG Funds.

11. Defendant Alan Lederfeind, head of defendant Wall Street Discount Corporation and a friend of defendant Baxter actively participated in timed trading in PBHG Funds.

12. Nominal defendant PBHG Funds, consisting of PBHG Small Cap Fund and PBHG Large Cap Growth Fund, are registered under the Investment Company Act as no load, open-end management investment companies. The nominal defendant is a Delaware corporation with its principal place of business in Wayne, Pennsylvania. The Boards/Trustees of the PBHG Funds consist of the same individuals.

PRELIMINARY STATEMENT

13. This derivative action is brought to recover damages for injuries to the PBHG Funds and indirectly to their shareholders, caused by the defendants' unlawful trading activities in the funds.

14. Like all other mutual funds, PBHG Funds' shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the funds manager maintains for the fund. Thus,

although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," has been required by law since 1968.

15. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at the day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the effected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

16. The effect of late trading is to reduce the amount of revenue paid to the mutual fund for the late trader's shares. Because his purchases were placed after 4:00 p.m. on the first day, the late trader should have been charged the second day's higher price for the shares. Instead, he paid the lower amount to the mutual fund and kept the difference as his individual profit. The late trader's profit is revenue withheld from the mutual fund.

17. Another manipulative practice used to exploit forward pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares designed to exploit the effect

of forward pricing. One timing scheme is "time zone arbitrage," which seeks to take advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect them and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

18. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

19. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of forward pricing.

20. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

FACTUAL BACKGROUND

21. On November 21, 2003, the Securities and Exchange Commission ("SEC") filed accusations of fraud against Gary L. Pilgrim and Harold J. Baxter, the founders of Pilgrim Baxter and the PBHG Funds, saying the men allowed two investors to trade billions of dollars in and out of their mutual funds even as they discouraged others from such trading and acknowledged that it caused harm.

22. The trading generated millions of dollars in profit for those investors and the two founders at the expense of the funds' shareholders, according to complaints filed by the Securities and Exchange Commission and the New York attorney general, Eliot Spitzer. Though the outlines of the trading were disclosed when Pilgrim and Baxter stepped down from their fund posts, the regulators' complaints include much more serious accusations about the extent of the activity and its drain on fund shareholders.

23. The November 21, 2003 accusations come on the heels of similar revelations concerning Richard Strong, another prominent fund executive who personally traded in and out of funds managed by his firm, Strong Capital.

24. The trading in the Strong and PBHG mutual funds "is the type of behavior we find most egregious," said Mr. Spitzer, who is spearheading the widening investigation of the mutual fund industry, in an interview yesterday. "Very senior people are violating their duty to shareholders."

25. Many people long involved with the industry said they were disturbed by accusations that such well-regarded executives saw nothing wrong with profiting at the expense of their investors. "I'm just so appalled and so disappointed that people who are so wealthy and in a fiduciary role would allow themselves to 'nickel and dime' people," said Robert Markman, a money manager who uses mutual funds.

26. Pilgrim, who became one of the best-known mutual fund managers in the 1990's invested in a hedge fund that traded rapidly in PBHG's mutual funds from early 2000 through 2001, generating nearly $4 million in profit for him, according to the S.E.C. complaint, Pilgrim, is the first mutual fund executive to be named in a suit by Mr. Spitzer.

27. Baxter allowed a brokerage firm run by a close friend to trade in and out of PBHG's funds for short-term gain and shared with that investor some information about the funds' portfolios that was not available to the public, regulators said.

28. Regulators are seeking management fees earned by the company during the period of the rapid trading, estimated to total $250 million, as well as millions of dollars of profit from improper trading.

29. "Gary Pilgrim and Harold Baxter failed to uphold their end of the bargain with the mutual fund investors who entrusted them with their hard-earned savings," Stephen M. Cutler, the director of enforcement for the SEC, said in a statement.

30. Regulators also named Pilgrim Baxter & Associates, the management company founded by the two executives, in their complaint. The two resigned on November 13, 2003 and are no longer associated with the company or its funds, said David J. Bullock, the new chief executive, in a statement.

31. While the rapid trading in and out of the funds, known as market timing, had long been tolerated, Pilgrim Baxter purported to crack down on the practice in 1998, developing a policy which supposedly restricted such trading after fund managers complained about the disruption it caused.

32. The policy was ignored, however, said regulators, and some market timers were allowed to continue trading. Two of the favored investors had strong ties to the two fund executives, say regulators, and were among the main beneficiaries of the practice. Most of the trading occurred within the PBHG Growth Fund, PBHG's largest fund, which was managed by Pilgrim, regulators said.

33. Even Pilgrim would later say this trading hurt fund shareholders, according to the attorney general's complaint. "I think timers are a loser for our shareholders," he said in an e-mail. "I would give them the boot period." Nevertheless, in practice, Pilgrim encouraged and permitted timing trades by entities related to him personally.

34. One of the investors was Appalachian Trails, an Avon, Conn., hedge fund started in 1995 by Pilgrim, his wife, and two other people, according to the attorney general's complaint. Although the hedge fund initially promised not to trade in any of PBHG's funds, it received permission from Pilgrim and Baxter to market time the group's own funds in 2000, said the SEC, although the fund directors were not informed.

35. The trading was intense. From March 2000 though December 2001, Appalachian made more than 90 exchanges in and out of Pilgrim's growth fund, according to regulators, which directly violated the firm's policies that supposedly allowed only four exchanges a year. The total trading volume exceeded $3 billion, according to regulators.

36. While ordinary investors in Pilgrim's fund lost money, Appalachian earned $13 million from trading in the PBHG funds in this period, with $4 million of that amount going to Pilgrim, regulators said.,

37. The manager of Appalachian, Michael Christiani, did not return calls or respond to an e-mail message seeking comment on November 20, 2003, according to newspaper reports.

38. Another exception was made for clients of the Wall Street Discount Corporation, a discount brokerage company in New York run by Alan Lederfeind, described in the attorney general's complaint as "a close personal friend" of Baxter. At that point, clients of Lederfeind accounted for $35 million out of $55 million in assets invested in PBHG's funds by market timers, the memo said.

39. Regulators said Baxter shared information not available to the public about the stocks held in the funds' portfolios. Baxter "deliberately and repeatedly" provided Lederfeind with a list of the securities held by PBHG, the SEC said. That helped the brokerage firm's customers to hedge their market timing trades, the complaint said.

40. Both Pilgrim and Baxter benefitted from this arrangement because any assets invested in the funds would generate larger management fees, which they shared, regulators said. Mr. Lederfeind introduced at least one of his customers to Baxter, and suggested he invest in a fund being started by PBHG, the attorney general said.

41. By summer 2001, the company apparently stepped up its efforts to stop rapid trading in PBHG's funds. Pilgrim and Baxter, however, "specifically exempted" the two clients, according to the SEC, although trading by the two customers stopped by the end of 2001. The next year, Appalachian lost nearly 21 percent, according to the U.S. Offshore Funds Directory.

42. The initial reports about Pilgrim's involvement in the hedge fund were made public only after Pilgrim Baxter received inquiries from regulators as part of the wider inquiry that began in recent months.

43. "What this says is they did not perceive it to be a problem or they didn't think they would get caught," said A. Michael Lipper, who has long been involved with tracking funds.

44. The profits from the hedge fund would have clearly come at the expense of the mutual funds, said Don Phillips, an executive with Morningstar, the mutual fund research group. "You must know there's a potential detriment to other shareholders," he said. "At heart they didn't see it as inappropriate behavior."

45. Some of the motivation was the management fees these arrangements generated, particularly since in return for allowing the rapid trading, some customers may have promised to never move long-term money or "sticky assets". The fund company's parent, United Assets Management, was also sold during the time and could have received a higher price because of their additional assets.

46. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is a separate company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are usually employees of the management company, not the mutual

funds themselves. Still, the management company owes fiduciary duties to each mutual fund and its investors.

47. At all relevant times, Pilgrim Baxter managed the PBHG Funds and controlled and was responsible for the day-to-day operation of the PBHG Funds.

48. Management companies make their profit from fees they charge the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. Timers frequently offer managers more assets in exchange for the right to time. Fund managers, such as Pilgrim Baxter, have succumbed to the temptation and allowed innocent investors in targeted funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees and other illicit payments or benefits.

49. Fund managers typically have the power simply to reject timed purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In additional, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund mangers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

DEMAND EXCUSED ALLEGATIONS

50. The plaintiff has not made demand upon the trustees of the PBHG Funds to bring an action against Pilgrim Baxter and any other culpable parties to remedy such wrongdoing.

51. Demand upon the trustees is excused because no such demand is required for the plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a–35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to Pilgrim Baxter.

52. Demand upon the trustees is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

53. Demand upon the trustees is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of Pilgrim Baxter and its directors and officers, who manage and control the day-to-day affairs of the PBHG Funds. Defendant Pilgrim was, until November 13, 2003, the President of PBHG Funds. Defendant Baxter was, until November 13, 2003, Chairman and Trustee of the PBHG Funds and the PBHG Insurance Series Fund.

54. Demand upon the trustees is also excused because the trustees of the PBHG Funds are all hand-picked by Pilgrim Baxter management, and thus owe their positions as well as their loyalties solely to Pilgrim Baxter management and lack sufficient independence to exercise business judgment. Because the trustees oversee all of the PBHG Funds, the trustees derive substantial revenue and other benefits for their services.

55. Finally, demand upon the trustees is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the Attorney General of the State of New York for some time. Consequently, Pilgrim Baxter already has been informed of the wrongdoing alleged herein and has failed and refused to take appropriate action

to recover damages for the PBHG Funds. No shareholder demand could or would prompt the directors to take action if the New York Attorney General's investigation did not.

COUNT I

Violation Of Section 36 Of The Investment Company Act (Against the Pilgrim Baxter Defendants)

56. Plaintiff incorporates by reference all paragraphs above as if set forth herein at length.

57. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

58. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

59. Under the Investment Company Act, each of the Pilgrim Baxter defendants owed to the PBHG Funds and their shareholders the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the PBHG Funds and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto.

60. As alleged above, each Pilgrim Baxter defendant breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the PBHG Funds or their shareholders.

61. By agreeing and/or conspiring with defendants Appalachian Trails, Alan Lederfeind and Wall Street Discount Corporation to permit and/or encourage Appalachian Trials, Alan Lederfeind and Wall Street Discount Corporation to time the PBHG Funds, the Pilgrim Baxter defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the PBHG Funds and their shareholders.

62. By virtue of the foregoing, the defendants have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

63. As a direct and proximate result of the Pilgrim Baxter defendants' wrongful conduct, the assets and value (including the NAV) of the PBHG Funds have been reduced and diminished and the corporate assets of the PBHG Funds have been wasted.

COUNT II

Common Law Breach Of Fiduciary Duty
(Against the Pilgrim Baxter Defendants)

64. Plaintiff incorporates by reference all paragraphs above as if set forth herein at length.

65. Each of the defendants owed to the PBHG Funds and their shareholders the duty to exercise due care and diligence in the management and administration of the affairs of the fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, defendants owed a duty to the PBHG Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

66. To discharge those duties, the defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the PBHG Funds.

67. As alleged above, each defendant breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the timing schemes of Appalachian Trails, Alan Lederfeind and Wall Street Discount Corporation.

68. As alleged above, each defendant also breached his or its fiduciary duty to preserve and not to waste the assets of the PBHG Funds by permitting or incurring excess charges and expenses to the funds in connection with the timing schemes of Appalachian Trails, Alan Lederfeind and Wall Street Discount Corporation.

69. Defendants Appalachian Trails, Alan Lederfeind and Wall Street Discount Corporation, with full knowledge of the Pilgrim Baxter defendants' fiduciary duty to the PBHG Funds and their shareholders, and with full knowledge of the negative impact of their wrongdoing upon the assets of the PBHG Funds, conspired with and induced the Pilgrim Baxter defendants to participate in the timing scheme alleged herein and to breach their fiduciary duties to the PBHG Funds' shareholders by doing so.

70. By agreeing and/or conspiring with Appalachian Trails, Alan Lederfeind and Wall Street Discount Corporation to permit and/or encourage Appalachian Trails, Alan Lederfeind and Wall Street Discount Corporation to engage in timing, the Pilgrim Baxter defendants placed their own self-interest in maximizing their fees, compensation, and other payments over the interest of the PBHG Funds and its shareholders.

71. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the PBHG Funds have been reduced and diminished and the corporate assets of the PBHG Funds have been wasted.

WHEREFORE, plaintiff demands judgment against the Pilgrim Baxter defendants jointly, severally, or individually, as follows:

A. removing the current trustees of the PBHG Funds and replacing them with independent trustees;

B. awarding damages to the PBHG Funds against all defendants for all damages sustained as a result of defendants' wrongdoing, in amounts to be proven at trial, together with interest thereon;

C. awarding plaintiff her reasonable costs and expenses incurred in bringing this action, including attorneys' and experts' fees; and

D. such other and further relief as this Court may seem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury on all Counts so triable.

Dated: West Chester, Pennsylvania,
March 5, 2004

LAW OFFICE OF CHRISTOPHER G. HAYES

By: ______________________

Christopher G. Hayes
115 East Chestnut Street, 2nd Floor
West Chester, Pennsylvania 19380
Telephone: (610) 431-9505
Facsimile: (620) 431-1269
Atty # 57253

FARUQI & FARUQI, LLP
Nadeem Faruqi
Shane Rowley
Antonio Vozzolo
David Leventhal
320 East 39th Street
New York, New York 10016
Telephone: (212) 983-9330
Facsimile: (212) 983-9331

ROBBINS UMEDA & FINK, LLP
Brian I. Robbins
Jeffrey P. Fink
1010 Second Avenue, Suite 2360
San Diego, CA 92101
Telephone: (619) 525-3990

Attorneys for Plaintiff

VERIFICATION

Katherine Simpkins states that she is the named plaintiff in this action; that she caused the foregoing Complaint to be prepared on her behalf and derivatively; that she has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of her counsel.

Katherine Simpkins

03/02/04
Date